SCHEDULE 14A
                               (RULE 14A-101)
                  INFORMATION REQUIRED IN PROXY STATEMENT
                          SCHEDULE 14A INFORMATION


              PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)


Filed by the Registrant |_|
Filed by a Party other than the Registrant |X|
Check the appropriate box:
|X|   Preliminary Proxy Statement
|_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
|_|   Definitive Proxy Statement
|_|   Definitive Additional Materials
|_|   Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                                 SCIOS INC.
              ------------------------------------------------
              (Name of Registrant as Specified in Its Charter)

                               RANDAL J. KIRK
                                RJK, L.L.C.
                             KIRKFIELD, L.L.C.
                       THE KIRK FAMILY INVESTMENT PLAN
   -----------------------------------------------------------------------
  (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):
|X|   No fee required.
|_|   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1)   Title of each class of securities to which transaction applies:

      -----------------------------------------------------------------
(2)   Aggregate number of securities to which transaction applies:

      -----------------------------------------------------------------
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

      ------------------------------------------------------------------
(4)   Proposed maximum aggregate value of transaction:

      ------------------------------------------------------------------
(5)   Total fee paid:

      ------------------------------------------------------------------
|_|   Fee paid previously with preliminary materials:

      ------------------------------------------------------------------
|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1)   Amount Previously Paid:
      -------------------------------------------------------------------
(2)   Form, Schedule or Registration Statement No.:

      -------------------------------------------------------------------
(3)   Filing Party:

      -------------------------------------------------------------------
(4)   Date Filed:
      -------------------------------------------------------------------




                             December 22, 1999


Dear Fellow Stockholder:


My name is Randal J. Kirk, and I am a stockholder of Scios Inc. with an investment of 2,000,000 shares, or approximately 5.2 percent of the Company's total shares currently outstanding. I AM SENDING YOU THE ENCLOSED WHITE PROXY CARD AND PROXY STATEMENT SEEKING YOUR SUPPORT TO ELECT A NEW BOARD OF DIRECTORS at the Annual Meeting of Scios stockholders on February 28, 2000. The members of this new Board have the business expertise necessary to implement a plan to build value for all Scios stockholders. They will critically evaluate and, if necessary, replace senior management AND WILL HAVE AS THEIR PRIMARY COMMITMENT THE ENHANCEMENT OF SCIOS' STOCKHOLDER VALUE.

During the past year, Scios' stock price has declined 68% from its high of $12-1/2 per share on February 1, 1999 to its closing price of $4 per share on December 21, 1999.

Stockholders have every right to be concerned with the current management's "stay the course" strategy to reverse this alarming trend. According to an article in the May 31, 1999 issue of Forbes magazine, "Scios is the oldest biotech company in the world without an approved product." It is time for a change!

I will be communicating with you in the near future detailing our plan for enhanced stockholder value at Scios.

TOGETHER, WE CAN CREATE THE OPPORTUNITY TO ACHIEVE ENHANCED VALUE. Please vote the white proxy card today for the individuals I am nominating to form the new Scios board.

Please do not send back any gold proxy card you will receive from Scios' management even to vote against their nominees.


Thank you for your attention.


                                    Respectfully,



                                    /s/ Randal J. Kirk
                                    Randal J. Kirk, Shareowner



                                 IMPORTANT

Your vote is important. No matter how many or how few shares of Scios you own, please vote FOR the Kirk Stockholders' nominees and AGAINST the incumbent Board by signing, dating and mailing the enclosed WHITE proxy card.

Please do not send back any gold proxy card you receive from the Company. If you have already done so, you have every right to change your vote by signing and returning the enclosed WHITE proxy card. Only your latest dated, properly executed card will count.

If you own your shares in the name of a brokerage firm, your broker cannot vote such shares unless he receives your specific instructions. Please sign, date and return the enclosed WHITE proxy card in the postage-paid envelope that has been provided.

If you have any questions as to how to vote your shares, please call our proxy solicitor:

                  Corporate Investor Communications, Inc.
                             111 Commerce Drive
                            Carlstadt, NJ 07072
                         Toll free: (877) 842-2409





                              PRELIMINARY COPY
===============================================================================

[The information included herein is as it is expected to be when the definitive proxy statement is mailed to shareholders of Scios Inc. This Proxy Statement will be revised to reflect actual facts at the time of the filing of the definitive proxy statement.]


                       ------------------------------


                             PROXY STATEMENT OF
                               RANDAL J. KIRK
                                RJK, L.L.C.
                             KIRKFIELD, L.L.C.
                      THE KIRK FAMILY INVESTMENT PLAN

                       ------------------------------


                       ANNUAL MEETING OF STOCKHOLDERS
                                     OF
                                 SCIOS INC.
                        TO BE HELD FEBRUARY 28, 2000

                       ------------------------------


Dear Fellow Stockholder of SCIOS INC.:

     This Proxy Statement is furnished to the holders of common stock, par value $.001 per share (the "Common Stock"), of Scios Inc. (the "Company"), in connection with the solicitation by Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and The Kirk Family Investment Plan, a joint account ("KFIP" and, together with Mr. Kirk, RJK and Kirkfield, the "Kirk Stockholders"), for use at the 2000 Annual Meeting of Stockholders of the Company to be held on February 28, 2000, at a time and site to be selected by the Company, or any adjournments or postponements thereof (the "Meeting").


     Proxies are being solicited to elect the following slate of Directors proposed by the Kirk Stockholders: John H. Greist, M.D., Larry D. Horner, Kurt P. Kalm, Randal J. Kirk, Domenic A. Sica, M.D., John P. Szlasa and William E. Yelle (collectively, the "Nominees"). The Company has set the record date for determining stockholders entitled to notice of and to vote at the Meeting as January 11, 2000 (the "Record Date"). The Proxy Statements and the WHITE proxy cards are expected to be mailed by the Kirk Stockholders to stockholders on or about [ ]. According to the Company's Form 10-Q for the quarter ended September 30, 1999, as of October 12, 1999, there were 38,468,652 shares of Common Stock outstanding. As of the date hereof, the Kirk Stockholders are the beneficial owners of an aggregate of 2,000,000 shares which represents greater than 5% of the shares outstanding (based on information publicly disclosed by the Company). See Appendix A for a detailed summary of all purchases and sales of shares of Common Stock by the Kirk Stockholders.

     The Kirk Stockholders are currently in the process of formulating specific plans for the Company should the Kirk Stockholders' Nominees be elected to the Company's Board of Directors. In addition, the Kirk Stockholders intend to continue to have discussions with other stockholders of the Company in order to solicit their thoughts as to the future direction that should be taken by the Company and, whenever feasible, the Kirk Stockholders will incorporate such stockholder suggestions into their specific plans. Although no specific plans currently exist, the Kirk Stockholders will keep the Company and their fellow stockholders apprised as such specific plans are developed with respect to the future of the Company.


     According to the Company's most recent Form 10-Q for the quarter ended September 30, 1999, the Company's principal executive offices are located at 820 West Maude Avenue, Sunnyvale, California 94086. The business address for the Kirk Stockholders is c/o Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141.

VOTING
------


      Each share of Common Stock issued and outstanding on the Record Date is entitled to one vote. In the election of directors, the seven candidates receiving the highest number of affirmative votes of the shares present and voting at the Meeting at which a quorum is present will be elected directors. With respect to the election of Directors, the proxy holder identified in the Kirk Stockholders' WHITE proxy card accompanying this Proxy Statement will vote all WHITE proxy cards in accordance with the instructions contained in the WHITE proxy card and, if no choice is specified, the proxy holder will vote in favor of the Kirk Stockholders' proposal to elect the Nominees. The presence at the Meeting in person or by proxy of a majority of the shares outstanding as of the Record Date will constitute a quorum. Abstentions and broker non-votes are counted towards a quorum. Abstentions are counted in tabulations of the votes cast on proposals presented to stockholders and have the effect of negative votes, whereas broker non-votes are not counted for any purpose in determining whether a proposal has been approved.

Remember, your last dated proxy is the only one that counts, so return the Kirk Stockholders' WHITE proxy card accompanying this Proxy Statement even if you delivered a prior proxy to the Company. We urge you NOT TO VOTE any GOLD proxy card sent to you by the Company with respect to the Company's slate of nominees to the Board of Directors. If you have already done so, you have every right to change your vote by signing and returning the enclosed WHITE proxy card. Only your latest dated, properly executed card will count.


REVOCABILITY OF PROXIES
-----------------------

      Any person giving a WHITE proxy card in the form accompanying this Proxy Statement has the power to revoke it at any time before its exercise. It may be revoked by filing with Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, New Jersey 07072, an instrument of revocation or a duly executed proxy bearing a later date. It also may be revoked by attending the Meeting and voting in person. Attendance at the Meeting will not itself revoke a proxy.

SOLICITATION


     Copies of solicitation material will be furnished without charge to banks, brokerage houses, fiduciaries and custodians holding in their name shares of Common Stock beneficially owned by others to forward to such beneficial owners. The solicitation of proxies will be made by the use of the mails and through direct communication with certain stockholders or their representatives by the Kirk Stockholders and their affiliates, who will receive no additional compensation therefor. In addition, the Kirk Stockholders have decided to engage Corporate Investor Communications, Inc. to solicit proxies, and the Kirk Stockholders will pay the standard fee for these services, which is estimated to be approximately $70,000, plus reasonable out-of-pocket expenses and indemnification against certain liabilities. Approximately 15 persons will be used by Corporate Investor Communications, Inc. in its solicitation efforts.

     The Kirk Stockholders will bear the entire cost of their solicitation. Although no precise estimate can be made at the present time, the Kirk Stockholders currently estimate that the total expenditures relating to the proxy solicitation incurred by the Kirk Stockholders will be approximately $500,000. The aggregate amount to be spent will vary depending on, among other things, any developments that may occur in the proxy contest. No determination has been made by the Kirk Stockholders at this time as to whether they will seek reimbursement from the Company for the costs incurred in connection with the Kirk Stockholders' solicitation of security holders or whether the question of such reimbursement will be submitted to a vote of security holders.

     Please complete, date and sign the enclosed WHITE proxy card and return it promptly in the envelope provided. If your shares are held in "street name," only your bank or broker can vote your shares and only upon your specific instructions. Please contact the person responsible for your account and instruct him or her to vote the WHITE proxy card as soon as possible.


NOMINEES OF THE KIRK STOCKHOLDERS FOR ELECTION OF DIRECTORS


     According to the Company's proxy statement filed in connection with the Meeting, pursuant to the procedure set forth in the Company's Certificate of Incorporation, the number of Directors of the Company has been reduced from eight to seven Directors effective immediately prior to the election of directors at the Meeting and accordingly, a Board of seven
(7) Directors will be elected. The term of office of each person so elected as a Director will continue until the next annual meeting or until a successor has been elected. The term of office of each person so elected as a Director will continue until the next annual meeting or until a successor has been elected.

     The Kirk Stockholders are proposing to elect the following seven Nominees to the Board of Directors to hold office until the next annual meeting of stockholders and until their successors have been elected and qualify: John H. Greist, M.D., Larry D. Horner, Kurt P. Kalm, Randal J. Kirk, Domenic A. Sica, M.D., John P. Szlasa and William E. Yelle. None of the Nominees are members of the present Board. Each Nominee is a citizen of the United States.

     Each Nominee has consented in writing to being named as a nominee for election as a Director in the Kirk Stockholders' proxy material to be used in connection with the Meeting and, if elected, has consented to serving as a Director. The Kirk Stockholders are unaware of any reason why any Nominee, if elected, should be unable to serve as a Director. If for any reason any of the seven named Nominees is unable or declines to serve, the WHITE proxy cards solicited by the Kirk Stockholders will be voted for any substitute nominee who shall be designated by the Kirk Stockholders to fill the vacancy.

     The members of the Board of Directors are elected by a plurality of the shares present in person or represented by proxy at the Meeting, and voting on the election of directors. Unless otherwise instructed, the Kirk Stockholders' proxy holder will vote the WHITE proxy cards received by him FOR the election of the seven Nominees to the Board of Directors named herein.

     Each of the Nominees has furnished the Kirk Stockholders with information concerning their principal occupations for the preceding five-year period, business addresses and other matters as of December 20, 1999. Except as disclosed herein, according to the Nominees' executed questionnaires, (a) none of the Nominees has ever served as an officer, director or employee of the Company; (b) there are no arrangements or understandings between any Nominee and any other person pursuant to which he was selected as a Nominee to serve as a Director of the Company or with respect to any future employment by the Corporation or any future transactions to which the Company or any of its affiliates will or may be a party; and (c) none of the Nominees shall receive any form of compensation for serving in the capacity as a Director of the Company, other than any compensation currently paid by the Company to its Directors in their capacity as a Director. In addition, Mr. Kirk, one of the Kirk Stockholders, is also a Nominee.



BIOGRAPHICAL INFORMATION CONCERNING THE NOMINEES



     John H. Greist, M.D. Dr. Greist, age 60, has served as Chief Executive Officer of Healthcare Technology Systems, LLC (HTS) since May 1998. Between July 1992 and April 1998, Dr. Greist served as Distinguished Senior Scientist, Dean Foundation for Health, Research and Education. Dr. Greist also currently serves as Director of the Bipolar, Obsessive Compulsive ad Lithium Information Centers and as a Clinical Professor of Psychiatry at the University of Wisconsin Medical School. Dr. Greist's address is Healthcare Technology Systems, LLC (HTS), 7617 Mineral Point Road, Suite 300, Madison, Wisconsin 53717.

     Larry D. Horner. Mr. Horner, age 65, currently serves as Chairman of the Board of Directors of Pacific USA Holdings Corp. and of Asia Pacific Wire & Cable Ltd. (of which he is also the Chief Executive Officer). In addition, Mr. Horner currently serves as a director on the board of directors of each of the following public companies: American General Corp.; Laidlaw Global Corp.; Phillips Petroleum Company; Newmark Homes Corp.; and Atlantis Plastics. Mr. Horner's address is Pacific USA Holdings Corp., 100 Park Avenue, 28th Floor, New York, New York 10017.

     Kurt P. Kalm. Mr. Kalm, age 47, currently serves as Senior Vice President of Arnhold and S. Bleichroeder, Inc. Mr. Kalm's address is Arnhold and S. Bleichroeder, Inc., 1345 Avenue of the Americas, New York, New York 10105.

     Randal J. Kirk. Mr. Kirk, age 45, has served as the Managing Director of Third Security, LLC since 1998. In addition, Mr. Kirk currently serves in the following capacities: Chairman of Lotus Biochemical Corporation since 1996; Manager of New River Management Company, L.L.C. since 1996; Chairman of BCCX, Inc. since 1998; Chairman of SFR, LLC since 1998; Chairman of Clinical Chemistry Holdings, Inc. since 1999; Chairman of Biopop Integration Group, Inc. since 1999; and Manager of Zhong Mei, LLC since 1999. Previously, Mr. Kirk served in the following capacities during the past five years: Chairman of General Injectables & Vaccines, Inc. between 1994 and 1998; and Chairman and Chief Executive Officer of Biological & Popular Culture, Inc. between 1996 and 1998. Mr. Kirk's address is Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. Mr. Kirk is one of the Kirk Stockholders who is nominating the Nominees.

     Domenic A. Sica, M.D. Dr. Sica, age 50, currently serves as Professor of Pharmacology in the Department of Medicine at Virginia Commonwealth University and as Professor of Medicine at the Medical College of Virginia. Dr. Sica also serves as Chief of the Division of Clinical Pharmacology and Hypertension, as Chief of the Renal Pharmacology Section of the Division of Nephrology, and as the Director of the University Ambulatory and Hypertension Research Unit at the Medical College of Virginia. Dr. Sica's address is Virginia Commonwealth University, Department of Medicine of Virginia Commonwealth University, Broad Street, Richmond, Virginia 23290-0160.

     John P. Szlasa. Mr. Szlasa, age 63, founded and currently serves as President of the Conectics Group at Thomas Ferguson Associates of the WPP Group PLC. Mr. Szlasa's address is Thomas Ferguson Associates, 30 Lamdex Plaza, Parsippany, New Jersey 07054.

     William E. Yelle. Mr. Yelle, age 36, currently serves as Vice President of Business Development at Sepracor Inc. Prior to joining Sepracor Inc. in 1995, Mr. Yelle held positions in business development, new product planning, managed care marketing and marketing research at Pfizer, Inc. Mr. Yelle formerly worked in assay development at PB Diagnostics. Mr. Yelle's address is Sepracor Inc., 111 Locke Drive, Marlboro, Massachusetts 01752.

STOCKHOLDINGS IN THE COMPANY
----------------------------

     None of the Nominees beneficially own any Common Stock of the Company, except as follows:


     Mr. Kirk beneficially owns 2,000,000 shares of Common Stock, representing approximately 5.2% of the 38,468,652 shares of Common Stock outstanding on October 12, 1999 (as reported by the Company in its Form 10-Q for the quarter ended September 30, 1999), as follows: 1,136,600 shares held by Mr. Kirk; 387,000 shares held by RJK; 225,000 shares held by Kirkfield; and 251,400 shares held by KFIP. Mr. Kirk has sole voting and dispositive power with respect to the 1,136,600 shares held by him, and RJK, Kirkfield and KFIP each share voting and dispositive power with Mr. Kirk with respect to their respective shares. See Appendix A for a detailed summary of all purchases and sales of shares of Common Stock by the Kirk Stockholders.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
----------------------------------------------

     Transactions with Management and Others. Except as set forth below, none of the Nominees is currently involved, or has been involved since January 1, 1999, in any transaction, series of transactions or proposed transactions to which the Company or any of its subsidiaries was or is to be a party:


          During 1999, the Kirk Stockholders engaged in preliminary discussions with representatives of the Company concerning the possible sale to the Company of Lotus Biochemical Corporation ("Lotus"), a company for which Mr. Kirk acts as Chairman of the Board, and in which the Kirk Stockholders currently own approximately 80.31% of the shares (the "Proposal"). The Proposal included Lotus' financial assets, certain commercialized products and a number of patent-protected products under development for the treatment of various thyroid-related conditions. As proposed on August 13, 1999 by Mr. Kirk to the Company, the Proposal would have resulted in the acquisition of 100% of Lotus by the Company in exchange for shares of Common Stock of the Company at a ratio of 510 shares of the Company's Common Stock in exchange for one Lotus share of common stock, which would have represented approximately 16.6% of the outstanding shares of the Company's Common Stock issued to the stockholders of Lotus upon completion of the Lotus acquisition. On September 14, 1999, after hearing no response from the Company, Mr. Kirk withdrew as part of the Proposal Lotus' thyroid-related intellectual property, explaining that those assets were counted by Lotus as having represented the majority component of value in the Proposal, and inviting a share offer from the Company for Lotus, exclusive of the thyroid-related intellectual property. On October 14, 1999, Mr. Kirk was advised by the Company that the Company may have an interest in one of the commercialized products. In communications on October 19, 1999, Mr. Kirk advised the Company that he did not wish to own more Scios stock absent significant management changes or changes in the business strategy of the Company. On October 21, 1999, a conversation occurred between the Company and a representative of Mr. Kirk, during which the Company was advised that if any transaction involving Lotus were to be considered by Mr. Kirk, the proposed transaction would have to include representation on the Company's Board of Directors for Mr. Kirk and a commitment of the Company's resources to the thyroid-related intellectual property held by Lotus if such intellectual property were to be included in any proposed transaction involving Lotus, and, as part of any such proposed transaction, Mr. Kirk would consider entering into a standstill agreement with the Company. To remove any doubt concerning the status of the Proposal, any remaining Proposal was withdrawn by Mr. Kirk formally on October 27, 1999. Mr. Kirk made this decision after witnessing the manner in which the Company's management conducted themselves during the Proposal's negotiation proceedings and after learning about the manner in which management had conducted itself during 1999. During these discussions, Mr. Kirk developed serious reservations about acquiring a greater shareholding in the Company with the current management team in place or without a change in the business strategy of the Company.

          There is no present intention by Mr. Kirk of initiating any such Proposal if elected as a Director. Further, any transactions between the Company and any Nominee or any of the Kirk Stockholders would be subject to applicable fiduciary standards, including approval by a majority of disinterested Directors or other equivalent procedural safeguards.


     Certain Business Relationships. Except as set forth elsewhere in this Proxy Statement, none of the Nominees is currently, or has been since January 1, 1999, involved in any business relationship with the Company or any of its subsidiaries.

     Indebtedness of Management. None of the Nominees has been indebted to the Company or any of its subsidiaries since January 1, 1999.


                      THE KIRK STOCKHOLDERS RECOMMEND
             A VOTE "FOR" THE NOMINEES OF THE KIRK STOCKHOLDERS
                    DESCRIBED IN THE ABOVE PROPOSAL AND
                     NOT VOTE IN FAVOR OF THE NOMINEES
                 OF THE BOARD OF DIRECTORS OF THE COMPANY.



OTHER MATTERS


     As previously mentioned in this Proxy Statement, the Kirk Stockholders are currently in the process of formulating specific plans for the Company should the Kirk Stockholders' Nominees be elected to the Company's Board of Directors. In addition, the Kirk Stockholders intend to continue to have discussions with other stockholders of the Company in order to solicit their thoughts as to the future direction that should be taken by the Company and, whenever feasible, the Kirk Stockholders will incorporate such stockholder suggestions into their specific plans. Although no specific plans currently exist, the Kirk Stockholders will keep the Company and their fellow stockholders apprised as such specific plans are developed with respect to the future of the Company.

     The Kirk Stockholders do not know of any matters that will be brought before the Meeting other than the election of Directors. However, if any other matter properly comes before the Meeting, it is intended that the person named in and acting under the enclosed form of WHITE proxy card, or his substitutes, will vote on such matters in accordance with the best judgment.


     If you have any questions about the WHITE proxy card or need assistance in voting your shares, please contact:


                  CORPORATE INVESTOR COMMUNICATIONS, INC.
                             111 COMMERCE ROAD
                        CARLSTADT, NEW JERSEY 07072
                         TOLL FREE: (877) 842-2409


                                 APPENDIX A

              SECURITIES TRANSACTIONS OF THE KIRK STOCKHOLDERS

     The following table sets forth information with respect to all purchases and sales of shares of the Company's Common Stock by the Kirk Stockholders. Unless otherwise noted, the price per share excludes brokerage commissions and other charges.

Date                          Number of               Purchase Price
Of Purchase                   Shares Purchased        Per Share
-----------                   ----------------        ---------------

                               RANDAL J. KIRK
                               --------------

6/16/99                           11,000                  $3.43750
6/16/99                            5,000                   3.46870
6/16/99                            2,000                   3.40620
6/16/99                            1,200                   3.37500
6/16/99                            3,400                   3.43750
6/17/99                              100                   3.50000
6/17/99                              100                   3.53120
6/17/99                              600                   3.62500
6/17/99                              400                   3.65620
6/17/99                              300                   3.68750
6/17/99                              400                   3.65620
6/17/99                              500                   3.53120
6/17/99                              500                   3.56250
6/17/99                              500                   3.62500
6/17/99                              900                   3.53120
6/17/99                            5,000                   3.65620
6/17/99                            1,500                   3.53120
6/17/99                           15,200                   3.65620
6/17/99                           15,400                   3.62500
6/17/99                            4,000                   3.53120
6/17/99                            4,000                   3.50000
6/17/99                            2,000                   3.56250
6/17/99                            2,000                   3.46870
6/17/99                            2,000                   3.56250
6/18/99                           28,200                   3.71870
6/18/99                           85,500                   3.75000
6/18/99                            8,300                   3.71870
6/18/99                           19,000                   3.78120
6/21/99                           14,000                   3.81250
6/21/99                            4,100                   3.78120
6/21/99                            3,000                   3.75000
6/21/99                            2,000                   3.78120
6/21/99                            6,100                   3.75000
6/21/99                              100                   3.71870
6/21/99                              100                   3.78120
6/21/99                              200                   3.81250
6/21/99                            2,000                   3.75000
6/21/99                            1,700                   3.81250
6/21/99                              800                   3.78120
6/21/99                            1,000                   3.71870
6/21/99                            1,000                   3.78120
6/21/99                            5,000                   3.81250
6/21/99                            1,100                   3.78120
6/21/99                            1,200                   3.75000
6/21/99                            1,300                   3.71870
6/21/99                            2,800                   3.81250
6/21/99                            1,700                   3.71870
6/21/99                            1,700                   3.75000
6/21/99                            3,400                   3.78120
6/22/99                           12,000                   3.78120
6/23/99                              100                   3.75000
6/23/99                            4,000                   3.81250
6/24/99                              400                   3.56250
6/24/99                              600                   3.56250
6/24/99                            1,000                   3.56250
6/24/99                            1,500                   3.56250
6/24/99                            2,500                   3.56250
6/24/99                            6,000                   3.56250
6/24/99                           12,000                   3.65620
6/25/99                           25,000                   3.43750
6/29/99                           11,000                   3.56250
6/29/99                            1,000                   3.53120
6/30/99                           14,000                   3.28120
6/30/99                           14,300                   3.43750
6/30/99                            1,000                   3.28120
6/30/99                              700                   3.43750
7/1/99                             5,000                   3.59370
7/1/99                            13,000                   3.56250
7/1/99                             1,000                   3.59370
7/1/99                             1,000                   3.56250
7/1/99                             2,000                   3.59370
7/1/99                             1,000                   3.56250
7/2/99                             2,600                   3.75000
7/2/99                            10,700                   3.71870
7/2/99                            12,500                   3.68750
7/2/99                             8,000                   3.65620
7/2/99                            12,300                   3.75000
7/2/99                             1,000                   3.65620
7/2/99                             1,000                   3.65620
7/2/99                             1,000                   3.68750
7/2/99                             1,300                   3.71870
7/2/99                             1,500                   3.75000
7/2/99                             1,500                   3.68750
7/7/99                            22,800                   3.75000
7/7/99                             9,000                   3.68750
7/8/99                               200                   3.71870
7/8/99                               800                   3.75000
7/8/99                             1,000                   3.56250
7/8/99                             2,000                   3.71870
7/8/99                             1,300                   3.75000
7/8/99                             1,600                   3.71870
7/8/99                            19,700                   3.56250
7/8/99                            34,200                   3.71870
7/8/99                             2,000                   3.68750
7/8/99                            17,900                   3.75000
7/9/99                               800                   3.62500
7/9/99                             1,000                   3.68750
7/9/99                             2,000                   3.62500
7/9/99                            14,000                   3.68750
7/12/99                            7,100                   3.93750
7/13/99                            9,600                   4.62500
7/13/99                            2,000                   4.59370
7/13/99                            4,400                   4.75000
7/13/99                            2,000                   4.18750
7/13/99                            3,400                   4.62500
7/13/99                            1,000                   4.68750
7/13/99                              700                   4.71870
7/13/99                            1,000                   4.18750
7/13/99                            1,000                   4.59370
7/13/99                            3,000                   4.62500
7/13/99                            5,900                   4.75000
7/14/99                           40,000                   5.00000
7/16/99                           73,000                   5.03120
7/16/99                           16,400                   5.06250
7/16/99                           10,000                   5.06250
7/16/99                           12,000                   5.06250
7/16/99                            2,000                   5.06250
7/16/99                           17,600                   5.06250
7/16/99                            2,900                   5.06250
7/16/99                            9,600                   5.06250
7/16/99                            5,000                   5.06250
7/16/99                            4,000                   5.06250
7/16/99                            5,500                   5.06250
7/16/99                            3,000                   5.06250
7/16/99                           12,000                   5.06250
7/16/99                           25,000                   5.06250
7/16/99                            6,000                   5.06250
7/16/99                            5,000                   5.06250
7/16/99                            2,800                   5.06250
7/16/99                            4,000                   5.06250
7/16/99                            3,000                   5.06250
7/16/99                            2,000                   5.06250
7/16/99                              300                   5.06250
7/16/99                            1,000                   5.03120
7/16/99                            1,000                   5.01560
7/16/99                            1,900                   5.06250
7/19/99                           20,200                   5.01560
7/19/99                            5,300                   5.03120
7/19/99                            5,000                   5.03120
7/19/99                            6,400                   5.03120
7/19/99                           13,000                   5.03120
7/19/99                            2,600                   5.03120
7/19/99                            9,600                   5.03120
7/19/99                            6,800                   5.03120
7/19/99                           35,000                   5.00000
7/19/99                            5,900                   5.03120
7/19/99                            3,000                   5.03120
7/19/99                            3,000                   5.03120
7/19/99                            2,000                   5.03120
7/19/99                            3,000                   5.03120
7/19/99                           10,000                   5.03120
7/19/99                            2,000                   5.03120
7/19/99                            2,000                   5.03120
7/19/99                              100                   5.03120
7/19/99                              200                   5.03120
7/19/99                              200                   5.03120
7/19/99                              300                   5.03120
7/19/99                              300                   5.03120
7/19/99                              300                   5.03120
7/19/99                              500                   5.03120
7/19/99                              500                   5.03120
7/19/99                              500                   5.03120
7/19/99                              600                   5.03120
7/19/99                              700                   5.03120
7/19/99                              700                   5.03120
7/19/99                              800                   5.03120
7/19/99                              900                   5.03120
7/19/99                              900                   5.03120
7/19/99                            1,000                   5.01560
7/19/99                            1,000                   5.03120
7/19/99                            1,000                   5.03120
7/19/99                            1,000                   5.03120
7/19/99                            1,000                   5.03120
7/19/99                            1,000                   5.03120
7/19/99                            1,000                   5.03120
7/19/99                            1,000                   5.03120
7/19/99                            1,000                   5.03120
7/19/99                            1,300                   5.03120
7/19/99                            1,700                   5.03120
7/19/99                            1,800                   5.01560
7/19/99                            1,900                   5.03120
7/20/99                           15,700                   4.62500
7/20/99                            2,000                   4.59370
7/20/99                            2,500                   4.62500
7/20/99                            1,800                   4.62500
7/20/99                              200                   4.62500
7/20/99                              700                   4.56250
7/20/99                            3,500                   4.75000
7/20/99                           28,000                   4.81250
7/20/99                           10,500                   4.75000
7/20/99                           10,000                   4.96870
7/20/99                              500                   4.81250
7/20/99                              700                   4.56250
7/20/99                            5,000                   4.81250
7/20/99                              600                   4.78120
7/20/99                            1,000                   4.68750

7/20/99                            1,500                   4.78120

 RANDAL J. KIRK'S TOTAL:       1,136,600
                              ==========


Date                           Number of               Purchase Price
Of Purchase                    Shares Purchased        Per Share
-----------                    ----------------        --------------

                                RJK, L.L.C.
                                -----------

6/22/99                            2,900                  $3.71870
6/22/99                              100                   3.68750
6/22/99                            2,000                   3.71870
6/23/99                              300                   3.87500
6/23/99                            1,000                   3.84370
6/23/99                            1,000                   3.84370
6/23/99                            1,000                   3.84370
6/23/99                            1,000                   3.84370
6/23/99                            1,000                   3.84370
6/23/99                            1,000                   3.84370
6/23/99                            1,000                   3.84370
6/23/99                            1,000                   3.84370
6/23/99                            1,000                   3.84370
6/23/99                            1,000                   3.84370
6/23/99                            1,000                   3.84370
6/23/99                            1,000                   3.84370
6/23/99                            5,700                   3.87500
6/23/99                            2,000                   3.81250
6/23/99                            6,700                   3.87500
6/25/99                           12,000                   3.50000
6/25/99                            5,000                   3.56250
6/25/99                            2,000                   3.56250
6/25/99                            8,200                   3.56250
6/25/99                            2,100                   3.56250
6/25/99                              100                   3.62500
6/25/99                              100                   3.62500
6/25/99                              100                   3.62500
6/25/99                              200                   3.56250
6/25/99                              300                   3.56250
6/25/99                              500                   3.56250
6/25/99                              500                   3.56250
6/25/99                              500                   3.56250
6/25/99                              500                   3.62500
6/25/99                              500                   3.56250
6/25/99                              700                   3.56250
6/25/99                            1,000                   3.56250
6/25/99                            1,000                   3.56250
6/25/99                            1,200                   3.56250
6/25/99                            1,300                   3.56250
6/28/99                            1,800                   3.50000
6/28/99                           12,000                   3.56250
6/28/99                            8,200                   3.50000
6/29/99                            2,000                   3.59370
6/29/99                            2,400                   3.56250
6/29/99                            2,000                   3.56250
6/29/99                            7,000                   3.56250
6/29/99                            2,000                   3.56250
6/29/99                            3,000                   3.56250
6/29/99                            2,000                   3.56250
6/29/99                            9,800                   3.56250
6/29/99                            2,000                   3.56250
6/29/99                            6,000                   3.56250
6/29/99                            2,000                   3.56250
6/29/99                            7,000                   3.56250
6/29/99                            2,000                   3.56250
6/29/99                            4,000                   3.56250
6/29/99                              100                   3.53120
6/29/99                              100                   3.56250
6/29/99                              100                   3.56250
6/29/99                              200                   3.56250
6/29/99                              500                   3.56250
6/29/99                              500                   3.56250
6/29/99                              500                   3.56250
6/29/99                              500                   3.56250
6/29/99                            1,000                   3.56250
6/29/99                            1,000                   3.56250
6/29/99                            1,000                   3.56250
6/30/99                            6,400                   3.28120
6/30/99                            2,000                   3.28120
6/30/99                            2,000                   3.28120
6/30/99                            2,000                   3.28120
6/30/99                            4,400                   3.43750
6/30/99                           10,000                   3.43750
6/30/99                           13,000                   3.43750
6/30/99                            2,000                   3.43750
6/30/99                           13,000                   3.50000
6/30/99                            2,000                   3.50000
6/30/99                            3,000                   3.50000
6/30/99                            3,000                   3.50000
6/30/99                            3,000                   3.50000
6/30/99                            2,000                   3.50000
6/30/99                            6,000                   3.56250
6/30/99                            6,000                   3.56250
6/30/99                            3,000                   3.56250
6/30/99                            5,000                   3.56250
6/30/99                            2,000                   3.56250
6/30/99                           10,400                   3.59370
6/30/99                              100                   3.46870
6/30/99                              100                   3.50000
6/30/99                              100                   3.59370
6/30/99                              500                   3.46870
6/30/99                              500                   3.56250
6/30/99                              600                   3.28120
6/30/99                              600                   3.28120
6/30/99                              900                   3.50000
6/30/99                            1,000                   3.56250
6/30/99                            1,400                   3.28120
7/1/99                             8,100                   3.56250
7/1/99                               600                   3.31250
7/1/99                             1,300                   3.56250
7/2/99                             3,000                   3.75000
7/2/99                            11,000                   3.75000
7/2/99                             3,200                   3.75000
7/2/99                             2,000                   3.75000
7/2/99                             2,500                   3.71870
7/2/99                             3,700                   3.71870
7/2/99                             2,000                   3.71870
7/2/99                             4,800                   3.68750
7/2/99                             2,000                   3.68750
7/2/99                             1,000                   3.62500
7/2/99                             1,000                   3.62500
7/2/99                             1,000                   3.62500
7/2/99                             1,000                   3.62500
7/2/99                             1,000                   3.62500
7/2/99                             1,000                   3.71870
7/2/99                             2,400                   3.75000
7/2/99                               200                   3.68750
7/2/99                               100                   3.71870
7/6/99                             2,700                   3.75000
7/6/99                             2,000                   3.75000
7/6/99                             2,000                   3.75000
7/6/99                             2,000                   3.75000
7/6/99                             2,700                   3.75000
7/6/99                             2,000                   3.75000
7/6/99                             2,000                   3.75000
7/6/99                             2,000                   3.75000
7/6/99                               300                   3.75000
7/6/99                               300                   3.75000
7/6/99                               500                   3.75000
7/6/99                               500                   3.75000
7/6/99                             1,000                   3.75000
7/6/99                             1,000                   3.75000
7/6/99                             1,000                   3.75000
7/6/99                             1,000                   3.75000
7/6/99                             1,000                   3.75000
7/6/99                             1,100                   3.75000
7/6/99                             1,900                   3.75000
7/7/99                               900                   3.78120
7/7/99                               500                   3.75000
7/7/99                               500                   3.78120
7/7/99                               500                   3.78120
7/7/99                               600                   3.78120
7/7/99                             1,300                   3.78120
7/7/99                             2,000                   3.78120
7/7/99                             2,200                   3.78120
7/7/99                             4,100                   3.78120
7/7/99                             2,000                   3.78120
7/7/99                             2,100                   3.78120
7/7/99                             2,200                   3.78120
7/7/99                             5,000                   3.68750
7/7/99                            11,500                   3.75000
7/9/99                            11,500                   3.81250
15/99                              1,000                   5.15620
7/15/99                            2,000                   5.18750

RJK, L.L.C.'S TOTAL:             387,000
                                ========

Date                    Number of               Purchase Price
Of Purchase             Shares Purchased        Per Share
-----------             ----------------        --------------

                             KIRKFIELD, L.L.C.
                             -----------------

6/22/99                       200                  $3.75000
6/22/99                       300                   3.75000
6/22/99                     1,000                   3.75000
6/22/99                     2,500                   3.75000
6/22/99                     2,000                   3.75000
6/22/99                     4,700                   3.75000
6/22/99                     4,100                   3.75000
6/22/99                     3,500                   3.75000
6/22/99                     5,800                   3.75000
6/22/99                     7,300                   3.75000
6/22/99                     2,000                   3.75000
6/22/99                     7,300                   3.75000
6/22/99                     2,000                   3.75000
6/23/99                       100                   3.75000
6/23/99                       200                   3.78120
6/23/99                     1,000                   3.75000
6/23/99                       500                   3.81250
6/23/99                       900                   3.75000
6/23/99                     3,100                   3.81250
6/23/99                     2,800                   3.75000
6/23/99                     1,400                   3.81250
6/23/99                     3,500                   3.75000
6/23/99                     4,300                   3.81250
6/23/99                     3,000                   3.75000
6/25/99                       100                   3.50000
6/25/99                       100                   3.46870
6/25/99                     2,000                   3.59370
6/25/99                     1,000                   3.56250
6/25/99                     1,000                   3.53120
6/25/99                       600                   3.62500
6/25/99                     1,300                   3.59370
6/25/99                       900                   3.50000
6/25/99                     2,000                   3.62500
6/25/99                     1,000                   3.53120
6/28/99                     1,000                   3.56250
6/28/99                     2,000                   3.53120
6/30/99                    15,000                   3.28120
6/30/99                    25,000                   3.43750
6/30/99                     9,000                   3.50000
6/30/99                     8,900                   3.56250
6/30/99                     7,000                   3.53120
6/30/99                       300                   3.50000
6/30/99                       400                   3.43750
6/30/99                       400                   3.53120
6/30/99                       500                   3.50000
6/30/99                       600                   3.43750
6/30/99                       800                   3.50000
6/30/99                     2,900                   3.43750
6/30/99                     1,000                   3.53120
6/30/99                     1,100                   3.43750
6/30/99                     1,100                   3.56250
6/30/99                     1,400                   3.50000
6/30/99                     1,600                   3.53120
7/1/99                      3,900                   3.62500
7/1/99                      2,000                   3.62500
7/1/99                      6,100                   3.43750
7/2/99                     12,900                   3.75000
7/2/99                      2,000                   3.71870
7/2/99                      8,300                   3.68750
7/2/99                      6,700                   3.65620
7/2/99                        500                   3.75000
7/2/99                        600                   3.75000
7/2/99                        600                   3.75000
7/2/99                        900                   3.75000
7/2/99                      1,000                   3.75000
7/6/99                      3,100                   3.75000
7/6/99                      2,000                   3.75000
7/6/99                      3,400                   3.75000
7/6/99                      2,000                   3.75000
7/6/99                      2,000                   3.75000
7/6/99                      2,500                   3.75000
7/6/99                        100                   3.75000
7/6/99                        100                   3.75000
7/6/99                        500                   3.75000
7/6/99                        500                   3.75000
7/6/99                        500                   3.75000
7/6/99                        600                   3.75000
7/6/99                        600                   3.75000
7/6/99                        600                   3.75000
7/6/99                        600                   3.75000
7/6/99                        900                   3.75000
7/6/99                      1,000                   3.75000
7/6/99                      1,000                   3.75000
7/6/99                      1,100                   3.75000
7/6/99                      1,400                   3.75000
7/6/99                      1,500                   3.75000

KIRKFIELD, L.L.C.'S TOTAL:225,000
                          =======



Date                    Number of               Purchase Price
Of Purchase             Shares Purchased        Per Share
-----------             ----------------        --------------

                      THE KIRK FAMILY INVESTMENT PLAN
                      -------------------------------

7/12/99                    2,000                   $3.93750
7/12/99                    2,000                    3.93750
7/12/99                    2,000                    3.93750
7/12/99                    2,800                    3.93750
7/12/99                    2,000                    3.93750
7/12/99                      200                    3.93750
7/12/99                    1,000                    3.90620
7/12/99                    3,000                    3.93750
7/13/99                   26,000                    4.62500
7/13/99                   10,000                    4.59370
7/13/99                   10,800                    4.62500
7/13/99                    5,000                    4.56250
7/13/99                    3,200                    4.68750
7/13/99                    2,000                    4.75000
7/13/99                      300                    4.59370
7/13/99                      600                    4.62500
7/13/99                      500                    4.59370
7/13/99                    3,000                    4.62500
7/13/99                      800                    4.68750
7/13/99                    1,600                    4.75000
7/13/99                      900                    4.71870
7/13/99                    1,000                    4.62500
7/13/99                    1,000                    4.62500
7/13/99                    1,000                    4.62500
7/13/99                    1,000                    4.62500
7/13/99                    1,000                    4.62500
7/13/99                    1,000                    4.62500
7/13/99                    1,000                    4.62500
7/13/99                    1,000                    4.62500
7/13/99                    1,000                    4.62500
7/13/99                    1,000                    4.68750
7/13/99                    1,000                    4.68750
7/13/99                    1,000                    4.75000
7/13/99                    1,000                    4.75000
7/13/99                    1,200                    4.59370
7/13/99                    3,100                    4.62500
7/14/99                   10,000                    5.00000
7/14/99                    2,000                    5.03120
7/14/99                   15,000                    5.00000
7/15/99                   13,300                    5.06250
7/15/99                   30,000                    5.03120
7/15/99                      900                    5.06250
7/15/99                    4,000                    5.03120
7/15/99                    1,000                    5.06250
7/15/99                    2,000                    5.12500
7/15/99                    1,200                    5.06250
7/16/99                   32,000                    5.06250
7/16/99                    3,100                    5.04680
7/16/99                    2,300                    5.03120
7/16/99                   12,400                    5.04680
7/16/99                    2,000                    5.06250
7/16/99                    4,700                    5.00000
7/16/99                   18,300                    5.06250

KFIP'S TOTAL:            251,400
                        ========



                              PRELIMINARY COPY

                                DETACH HERE


                                 SCIOS INC.
       ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON FEBRUARY 28, 2000


                    THIS PROXY IS SOLICITED ON BEHALF OF
                               RANDAL J. KIRK
                                RJK, L.L.C.
                             KIRKFIELD, L.L.C.
                      THE KIRK FAMILY INVESTMENT PLAN
                  (COLLECTIVELY, THE "KIRK STOCKHOLDERS")

     The undersigned hereby appoints Randal J. Kirk, with full power of substitution, as proxy of the undersigned, to attend the Annual Meeting of Stockholders of Scios Inc., to be held on February 28, 2000 at a time and site to be selected by the Company, and at any adjournment or postponement thereof, to vote the number of shares the undersigned would be entitled to vote if personally present, and to vote in his discretion upon any other business that may properly come before the meeting.

     THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1.

     Please sign, date and return this proxy in the envelope provided, which requires no postage if mailed in the United States.

                                                      --------------------
                                                          SEE REVERSE
CONTINUED AND TO BE SIGNED ON REVERSE SIDE                    SIDE
                                                      --------------------


DETACH HERE




         PLEASE MARK
/ X /    VOTES AS IN
         THIS EXAMPLE

-------------------------------------------------------------------------------
           THE KIRK STOCKHOLDERS RECOMMEND A VOTE FOR PROPOSAL 1.
-------------------------------------------------------------------------------


1.    Election of Directors.
      Nominees:   01 - John H. Greist, M.D., 02 - Larry D. Horner, 03 - Kurt
                  P. Kalm, 04 - Randal J. Kirk, 05 - Domenic A. Sica, M.D.,
                  06 - John P. Szlasa, 07 - William E. Yelle

FOR ALL NOMINEES              /  /
WITHHOLD ALL NOMINEES         /  /
For all nominees except as noted below
Use Number Only



       -------------------------------------------------------------

MARK HERE IF YOU PLAN TO ATTEND THE MEETING  /  /
MARK HERE FOR ADDRESS CHANGE AND NOTE BELOW  /  /

(Please sign exactly as name appears. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.)


Signature:  ______________________________________     Date:__________________


Signature:  ______________________________________     Date:__________________